UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

August 15, 2008

Commission File Number: 0-30232

MARK ONE GLOBAL INDUSTRIES, INC.

FORMERLY APIVA VENTURES LIMITED

(Translation of registrant's name into English)

4446 Pender Street, Burnaby,  British Columbia, Canada   V5C-2M7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒      Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]

Yes ☐    No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.]

Item: 8.01  Other Events

The Issuer effected a change of corporate symbol to accommodate a change of corporate name and reverse split of 1 for 1,000 with the NASD quoting system as of the opening of market on Wednesday, August 13, 2008.

The new corporate trading symbol is MKGLF. This reflects the change of corporate name to Mark One Global Industries, Inc. and the 78,789,619 shares of common stock previously issued and outstanding are now reversed on a 1 for 1,000 basis with all fractional shares being rounded up to the next digit, resulting in approximately 78,800 shares of common stock issued and outstanding as of August 13, 2008.

August 15, 2008

Mark One Global Industries, Inc.

Formerly Apiva Ventures Limited

By: /s/ Brian Jenkins

Mr. Brian Jenkins

President and Director